August 29, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Madeleine Mateo

Re:	Hagerty, Inc.
Registration Statement on Form S-3
Filed August 17, 2023
File No. 333-274046

Acceleration Request
	Requested Date:	August 31, 2023
	Requested Time:	2:00 p.m., Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hagerty, Inc. hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 to 2:00 p.m., Eastern Time, on August 31, 2023, or as soon thereafter as practicable.
Please confirm once the Registration Statement on Form S-3 has been declared effective by calling Kevin Criddle of DLA Piper LLP (US) at (480) 606-5129. Please also contact him should you have any questions.
Very truly yours,

Hagerty, Inc.

/s/ Diana Chafey
Diana Chafey
Chief Legal Officer and Corporate Secretary

cc:	Kevin Criddle, Esq.
DLA Piper LLP (US)